Exhibit 99.1

NR 15-08

Gold Reserve Provides Update to Legal Proceedings in US District Court for the District of Columbia

SPOKANE, WASHINGTON, June 18, 2015

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) reports on recent developments in the United States in relation to its collection efforts of the US $740 million arbitral award dated September 22, 2014 (the “Award”) rendered against the Bolivarian Republic of Venezuela (“Venezuela”).

On November 26, 2014 the Company filed, in the US District Court for the District of Columbia (the “DC Court”), a Petition to confirm the Award.  On April 15, 2015, after various attempts to avoid service, Venezuela was forced to agree to accept service and further agreed to respond to the Petition on or before June 12, 2015, which it did, by filing a motion to dismiss our Petition.  The arguments raised by Venezuela are essentially the same as those invoked in its applications to annul the Award and the reconfirmation of the Award that are pending before the Paris Court of Appeal.  In the alternative, Venezuela is asking for a stay of enforcement of the Award pending the determination of the applications to annul by the Paris Court of Appeal, the hearings of which are scheduled on November 3, 2015.

By agreement with Venezuela, the Company expects to file its response by July 2, 2015, with Venezuela filing a reply by July 15, 2015.  The Company intends to request that the DC Court set a hearing date as soon as practicably possible.  Once the Award is confirmed it will be enforceable in the United States as a judgment of the court.

Gold Reserve’s President Doug Belanger stated: “We have already addressed the arguments raised by Venezuela in the context of its applications to annul the Award that will be heard by the Paris Court of Appeal on November 3, 2015 and, therefore, we are confident that they lack merits and that the Company will prevail, as it always has, since the inception of the arbitration proceedings.  As for the request to stay enforcement pending the outcome of the proceedings before the Paris Court of Appeal, we strongly believe that the fact that the Paris Court of Appeal refused, last January, that very same request by Venezuela will weigh in favor of the District Court refusing to order a stay.  Moreover, the New York Convention, which applies to these proceedings, provides that the court may order that suitable security be given by Venezuela as a condition for the stay, so, in any event, Venezuela should not be able to escape its obligation to pay.

The Company continues to have communications with high ranking government officials and it is hopeful we can achieve an amicable agreement.  While it is our preference to reach an agreement, the Company remains firmly committed to the enforcement and collection of the Award, including interest and costs, in full, and will continue to vigorously pursue all available remedies. The Award, now amounting to approximately US $754.7 million, continues to accrue interest at the rate of Libor plus 2% per annum.  As we have said since the beginning, while our preference is to reach an amicable agreement with Venezuela, we will continue, until such time, to follow our plan for the execution of the Award.”

Information regarding the Company can be found in its regulatory filings and by going to the following websites: www.goldreserveinc.com, www.sec.gov and www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the ICSID Arbitral Award related to the wrongful actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1).  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to collect such Arbitral Award.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include the timing of and amount of collection of the Award, if at all.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable U.S. or Canadian securities laws.

Gold Reserve Inc.

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

 “Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”